UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 15

CERTIFICATION AND NOTICE OF TERMINATION OF REGISTRATION

UNDER SECTION 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR SUSPENSION OF DUTY TO FILE REPORTS UNDER SECTIONS 13 AND 15(d)

OF THE SECURITIES EXCHANGE ACT OF 1934.

Commission File Number: 000-49850

BIG 5 SPORTING GOODS CORPORATION

(Exact name of registrant as specified in its charter)

2525 East El Segundo Boulevard

El Segundo, California 90245

(310) 536-0611

(Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)

Common Stock, $0.01 par value per share

(Title of each class of securities covered by this Form)

None

(Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

Rule 12g-4(a)(1)	☒
Rule 12g-4(a)(2)	☐
Rule 12h-3(b)(1)(i)	☒
Rule 12h-3(b)(1)(ii)	☐
Rule 15d-6	☐
Rule 15d-22(b)	☐

Approximate number of holders of record as of the certification or notice date: 11

Pursuant to the requirements of the Securities Exchange Act of 1934, Big 5 Sporting Goods Corporation has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person.

Date: October 14, 2025	BIG 5 SPORTING GOODS CORPORATION

	By:	/s/ Theodore Shin
	Name:	Theodore Shin
	Title:	Executive Officer

[1]

On October 2, 2025 (the “Closing Date”), Big 5 Sporting Goods Corporation, a Delaware corporation (“Big 5” or the “Company”), Worldwide Sports Group Holdings LLC, a Delaware limited liability company (“Parent”), WSG Merger LLC, a Delaware limited liability company and a wholly owned subsidiary of Parent (“Merger Sub”) and Worldwide Golf Group LLC, a Delaware limited liability company (“Guarantor”), completed the transactions contemplated by the previously announced Agreement and Plan of Merger, dated as of June 29, 2025 (as it may be amended, supplemented or otherwise modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Merger Sub and, solely for purposes of Section 9.13 of the Merger Agreement, Guarantor. Pursuant to the Merger Agreement, at the effective time of the Merger, Merger Sub merged with and into the Company (the “Merger”), with the Company surviving the Merger as a wholly owned subsidiary of Parent.